Exhibit 99.1

Canadian Solar Reports Second Quarter 2023 Results

Guelph, Ontario, August 22, 2023 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the second quarter ended June 30, 2023.

Highlights

•	Record quarterly net income attributable to Canadian Solar of $170 million or $2.39 per diluted share, compared to net income of $84 million, or $1.19 per diluted share, in the first quarter of 2023, and net income of $74 million, or $1.07 per diluted share, in the second quarter of 2022.
•	62% increase in solar module shipments year-over-year (“yoy”) to 8.2 GW, compared to guidance of 8.1 GW to 8.4 GW.
•	39% increase in net revenues quarter-over-quarter (“qoq”) and 2% yoy to $2.4 billion, compared to guidance of $2.4 billion to $2.6 billion.
•	39% increase in gross profit qoq and 19% yoy to $441 million, with an 18.6% gross margin, including an inventory write-down, compared to guidance of 19% to 21%.
•	Gross proceeds of approximately $975 million from the initial public offering (“IPO”) of its majority-owned subsidiary CSI Solar Co., Ltd. (“CSI Solar”) on the Shanghai Stock Exchange’s Sci-Tech Innovation Board under the stock code 688472.
•	25 GWp of solar development pipeline and 52 GWh of battery energy storage development pipeline, as of June 30, 2023 (Recurrent Energy, formerly Global Energy).

Dr. Shawn Qu, Chairman and CEO, commented, “We achieved strong results in the second quarter of 2023 delivering record net income of $170 million, or $2.39 per diluted share. We successfully completed the IPO of our CSI Solar subsidiary, raising approximately $975 million in gross proceeds to support our ambitious growth plans across our solar and battery energy storage businesses. We also continued to strengthen our competitive position in core markets such as the U.S., where we are making long-term investments and building a state-of-the-art 5 GW solar module manufacturing plant under the backdrop of the Inflation Reduction Act. We are proud to be embarking on these growth initiatives with long-term partners such as EDF Renewables, working together to advance sustainable energy solutions to decarbonize the grid. We also recently published our latest ESG Sustainability Report, providing comprehensive updates on our efforts to conduct business ethically and sustainably.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “CSI Solar achieved strong results in the second quarter despite the sharp decline in market prices. Raw material costs declined faster than anticipated and have now likely bottomed. This led to an inventory write-down of raw materials during the second quarter, directly impacting our gross margin. However, this was more than offset by operating leverage, resulting in strong operating income. Looking ahead, we expect to significantly optimize our cost structure as we ramp up our internal cell and wafer capacity in the second half of the year and meaningfully improve on our capacity’s vertical integration.

“In addition, we made the strategic decision to rebrand our utility-scale turnkey battery energy storage business under our new e-STORAGE brand, which we believe more clearly articulates our business. We continue to build momentum in this fast-growing business, with our e-STORAGE platform now having a contracted backlog of $2.1 billion, including approximately $630 million in new bookings signed during the second quarter of 2023. We are well positioned for growth and focused on further enhancing value for our customers, as we drive long-term profitable growth in our key markets and segments.”

Ismael Guerrero, CEO of Canadian Solar’s Recurrent Energy subsidiary, said, “We achieved significant revenue and profit growth in the second quarter with the sale of our flagship 100 MWp Azuma Kofuji project in Japan. We continue to develop high-quality clean energy assets and execute on our 25 GWp solar and 52 GWh battery energy storage development pipeline. Among these, we have over 2 GWp of pre-construction solar projects with PPAs signed over the past three years and an additional 1.5 GWp under late-stage PPA negotiations where our secured or advanced interconnection status gives us a leadership position and high visibility to complete these projects in the near term. This is part of our strategy to execute and own more of the solar and battery energy storage projects we develop, thereby capturing greater long-term value for our shareholders.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the second quarter, we achieved $2.4 billion in revenue, a gross margin of 18.6%, and net income of $2.39 per diluted share. We continued to prioritize cash generation with the increase in operating cash flow to $290 million. Our total cash position reached $3.3 billion following the successful completion of the CSI Solar IPO. Our priority remains on deploying capital productively, including strategic capacity expansion plans, as we drive long-term growth and build value for the Company and shareholders.”

Second Quarter 2023 Results

Total module shipments recognized as revenues in the second quarter of 2023 were 8.2 GW, up 62% yoy and 35% qoq. Of the total, 41 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the second quarter of 2023 increased 39% qoq and 2% yoy to $2.4 billion. The sequential increase reflects higher solar module shipment volume and higher project sales, partially offset by a decline in module average selling price (“ASP”).

Gross profit in the second quarter of 2023 was $441 million, up 39% qoq and 19% yoy. Gross margin in the second quarter of 2023 was 18.6%, compared to 18.7% in the first quarter of 2023. The gross margin decline was primarily due to the decline in module ASPs that adversely impacted the broader industry, and a $31 million inventory write-down, both of which were impacted by the sharp decline in silicon material prices. This was partially offset by lower manufacturing costs and a higher margin contribution from project sales.

Total operating expenses in the second quarter of 2023 were $216 million, compared to $172 million in the first quarter of 2023 and $255 million in the second quarter of 2022. The second quarter of 2023 included a $36 million share-based compensation expense related to the CSI Solar IPO. Operating expenses increased at lower rates than the revenue growth rate qoq reflecting the Company’s operating leverage and a further decline of unit logistics costs.

Depreciation and amortization charges in the second quarter of 2023 were $73 million, compared to $68 million in the first quarter of 2023 and $63 million in the second quarter of 2022. The sequential increase was primarily driven by the Company’s continued capacity expansion.

Net interest expense in the second quarter of 2023 was $21 million, compared to $12 million in the first quarter of 2023 and $15 million in the second quarter of 2022. The sequential and yoy increases reflect the Company’s increased total debt and the higher interest rate environment.

Net foreign exchange and derivative gain in the second quarter of 2023 was $34 million, compared to a net loss of $13 million in the first quarter of 2023 and a net gain of $6 million in the second quarter of 2022. The net foreign exchange and derivative gain was mainly due to a weaker Renminbi relative to the U.S. Dollar.

Net income attributable to Canadian Solar in the second quarter of 2023 was $170 million, or $2.39 per diluted share, compared to net income of $84 million, or $1.19 per diluted share, in the first quarter of 2023, and net income of $74 million, or $1.07 per diluted share, in the second quarter of 2022.

Net cash flow provided by operating activities in the second quarter of 2023 was $290 million, compared to $47 million in the first quarter of 2023. The qoq increase in operating cash flow primarily resulted from higher profits, reduced inventories as a result of declined supply chain costs, and changes in working capital.

Total debt was $3.3 billion as of June 30, 2023, compared to $3.0 billion as of March 31, 2023, including $721 million and $831 million of debt related to Recurrent Energy project assets as of June 30, 2023 and March 31, 2023, respectively. The qoq total debt increase was due to new borrowings for capacity expansion and working capital, partially offset by the reduction of project financing upon project sales.

Total project assets were $687 million, as of June 30, 2023, compared to $864 million as of March 31, 2023. Project assets are projects that are developed and built for sale, as part of Recurrent Energy’s business model.

The net value of solar power systems was $613 million, as of June 30, 2023, compared to $472 million, as of March 31, 2023. Solar power systems are projects that are developed and built to be held on the Company’s balance sheet.

Corporate Structure

The Company has two business segments: Recurrent Energy, formerly Global Energy, and CSI Solar. The two businesses operate as follows:

•	Recurrent Energy (formerly Global Energy) is one of the world’s largest clean energy project development platforms with 14 years of experience, having delivered over 9 GWp of solar power projects and over 3 GWh of battery storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

•	CSI Solar consists of solar module and battery storage manufacturing, and delivery of total system solutions, including inverters, solar system kits and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE branded battery storage business includes both its utility-scale turnkey battery system solutions, as well as a small but growing residential battery storage business. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Recurrent Energy Segment (formerly Global Energy)

As of June 30, 2023, the Company had a leading position with a total global solar development pipeline of approximately 25 GWp and an energy storage development pipeline of over 52 GWh.

While Recurrent Energy’s business model was historically develop-to-sell, as previously communicated, the Company is in the process of adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income.

The business model will consist of three key drivers:

•	Operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Project sales (or asset rotations) in the rest of the world to drive cash-efficient growth model as value from project sales will help fund growth in operating assets in stable currency markets;

•	Power services through long-term operations and maintenance (“O&M”) contracts, currently with 6 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

Recurrent Energy is continuing to evaluate adjustments in its growth strategy to hold valuable solar assets for the longer term.

Project Development Pipeline – Solar

As of June 30, 2023, Recurrent Energy’s total solar project development pipeline was 25.0 GWp, including 1.6 GWp under construction, 6.2 GWp of backlog, and 17.2 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

The following table presents Recurrent Energy’s total solar project development pipeline.

	Solar Project Development Pipeline (as of June 30, 2023) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	422	1,642	4,559	6,623
Latin America	1,228**	2,272**	887	451	4,838
Europe, the Middle East, and Africa (“EMEA”)	89	1,596	2,770	3,499	7,954
Japan	4	170	14	-	188
China	300	1,745**	-	1,500	3,545
Asia Pacific excluding Japan and China	-	3	1,001	837	1,841
Total	1,621	6,208	6,314	10,846	24,989

*All numbers are gross MWp.

**Including 671 MWp in construction and 711 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of June 30, 2023, Recurrent Energy’s total battery storage project development pipeline was 51.7 GWh, including 1.7 GWh under construction and in backlog, and 50.0 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Recurrent Energy’s total storage project development pipeline.

Energy Storage Project Development Pipeline (as of June 30, 2023) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	-	3,898	14,747	18,645
Latin America	-	1,085	2,040	-	3,125
EMEA	-	110	4,418	14,769	19,297
Japan	-	-	-	1,054	1,054
China	-	-	-	7,500	7,500
Asia Pacific excluding Japan and China	24	454	200	1,440	2,118
Total	24	1,649	10,556	39,510	51,739

Projects in Operation – Solar and Battery Energy Storage Power Plants

As of June 30, 2023, Recurrent Energy’s solar power plants in operation totaled 681 MWp, with a combined estimated net resale value of approximately $570 million to Recurrent Energy. The estimated net resale value is based on selling prices that Recurrent Energy is currently negotiating or comparable asset sales.

Solar Power Plants in Operation – MWp*
Latin America	Japan	China	Asia Pacific ex. Japan and China	Total
508	76	85	12	681

*All numbers are net MWp owned by Recurrent Energy; total gross MWp of projects is 1,135 MWp, including volume that is already sold to third parties.

As of June 30, 2023, Recurrent Energy’s energy storage power plants in operation totaled 580 MWh, comprising Recurrent Energy’s 20% interest in the 1,400 MWh Crimson standalone battery energy storage project in California and 100% interest in the 300 MWh Minle battery energy storage project in China.

Operating Results

The following table presents select unaudited results of operations data of the Recurrent Energy segment for the periods indicated.

Recurrent Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Six Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net revenues	360,045	20,052	553,984	380,097	646,950
Cost of revenues	201,981	12,843	473,979	214,824	549,109
Gross profit	158,064	7,209	80,005	165,273	97,841
Operating expenses	35,874	22,414	24,326	58,288	43,173
Income (loss) from operations*	122,190	(15,205)	55,679	106,985	54,668
Gross margin	43.9%	36.0%	14.4%	43.5%	15.1%
Operating margin	33.9%	-75.8%	10.1%	28.1%	8.5%

* Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules

CSI Solar shipped 8.2 GW of solar modules to more than 70 countries in the second quarter of 2023. For the second quarter of 2023, the top five markets ranked by shipments were China, Brazil, the U.S., Spain, and Germany.

CSI Solar’s 2024 solar capacity expansion targets are set forth below.

	Solar Manufacturing Capacity, GW*
	June 2023 Actual	December 2023 Plan	March 2024 Plan	December 2024 Plan
Ingot	20.4	20.4	20.4	50.4
Wafer	21.0	21.0	30.0	60.0
Cell	26.0	50.0	54.0	70.0
Module	37.7	50.0	59.0	80.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Battery Storage Solutions

e-STORAGE, formerly known as CSI Energy Storage, is CSI Solar’s utility-scale battery energy storage subsidiary and platform. e-STORAGE provides customers with competitive turnkey, integrated, utility-scale battery storage solutions, including bankable, end-to-end, utility-scale, turnkey battery storage system solutions across various applications. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

As of June 30, 2023, e-STORAGE had a total project turnkey pipeline of 26 GWh, which includes both contracted and in-construction projects, as well as projects at different stages of the negotiation process. In addition, e-STORAGE had 2.4 GWh of operating battery storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by e-STORAGE.

During the second quarter of 2023, e-STORAGE signed approximately $630 million in new bookings, including long-term service agreements. As of June 30, 2023, the contracted backlog, including contracted long-term service agreements, was $2.1 billion. These are signed orders with contractual obligations with customers and provide significant earnings visibility over a multi-year period.

The table below sets forth e-Storage’s battery storage manufacturing capacity expansion targets.

Battery Storage Manufacturing Capacity, GWh*	June 2023 Actual	December 2023 Plan
SolBank	2.5	10.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Six Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net revenues	2,013,993	1,709,730	1,816,410	3,723,723	3,026,404
Cost of revenues	1,726,154	1,394,121	1,526,755	3,120,275	2,560,920
Gross profit	287,839	315,609	289,655	603,448	465,484
Operating expenses	168,455	146,151	227,262	314,606	371,193
Income from operations	119,384	169,458	62,393	288,842	94,291
Gross margin	14.3%	18.5%	15.9%	16.2%	15.4%
Operating margin	5.9%	9.9%	3.4%	7.8%	3.1%

*Include effects of both sales to third-party customers and to the Company’s Recurrent Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q2 2023	% of Net Revenues	Q1 2023	% of Net Revenues	Q2 2022	% of Net Revenues
Asia	722	36	555	33	587	33
Americas	716	36	632	38	742	42
Europe and others	566	28	494	29	431	25
Total	2,004	100	1,681	100	1,760	100

*Excludes sales from CSI Solar to Recurrent Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the third quarter of 2023, the Company expects total revenue to be in the range of $1.9 billion to $2.1 billion. Gross margin is expected to be between 17.5% and 19.5%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 8.5 GW to 8.7 GW, including approximately 30 MW to the Company’s own projects.

For the full year of 2023, the Company reiterates its prior outlook for CSI Solar’s total module shipments to be in the range of 30 GW to 35 GW. CSI Solar’s battery storage shipments are expected to be in the range of 1.8 GWh to 2.0 GWh. The Company’s total revenue is expected to be in the range of $8.5 billion to $9.0 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “We expect margins to rebalance through the year as we restrict the production of non-vertically integrated solar module shipments while strengthening our leadership position in premium markets and segments. While competition remains intense, the successful IPO of our CSI Solar subsidiary, strong balance sheet and brand solidly position us to achieve profitable growth, as we continue making long-term investments that create lasting value for shareholders.”

Recent Developments

On July 31, 2023, Canadian Solar released its 2022 Sustainability Report, which highlights the Company’s progress toward advancing its sustainability strategy from an environmental, social, and governance (ESG) perspective. The sustainability disclosures in this report are aligned with global standards set by the TCFD (Task Force on Climate-Related Disclosures), SASB (the Sustainability Accounting Standards Board) and GRI (Global Reporting Initiative).

Recurrent Energy (formerly Global Energy)

On August 16, 2023, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy secured a 20-year tolling agreement with Arizona Public Service Company (“APS”) for the 1,200 MWh Papago energy storage project under development in Maricopa County, Arizona. Construction of the project is expected to begin in the third quarter of 2024, and the project is expected to reach commercial operation in the second quarter of 2025. Canadian Solar’s majority-owned subsidiary e-Storage will deliver its SolBank battery energy storage system and provide the full integration and commissioning services for the project.

On June 26, 2023, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy secured a EUR150 million multicurrency facility with Santander Corporate & Investment Banking. The facility will support Recurrent Energy’s growth and strategy to retain greater asset ownership in selected markets.

On May 31, 2023, Canadian Solar announced its wholly owned subsidiary Recurrent Energy completed the sale of its flagship 100 MWp Azuma Kofuji solar mega-project located in Fukushima prefecture to Japanese investors arranged by Mizuho Securities Co., Ltd. Canadian Solar recognized the revenue from the transaction in the second quarter of 2023. Recurrent Energy’s local subsidiary will continue to provide long term operations and maintenance service for the plant after the transaction.

CSI Solar

Canadian Solar announced its majority-owned subsidiary CSI Solar completed its IPO and its shares started trading on the Shanghai Stock Exchange’s Sci-Tech Innovation Board on June 9, 2023 under the stock code 688472. In the IPO, CSI Solar issued 541,058,824 shares, representing 15% of the 3,607,058,824 shares outstanding immediately after the IPO. CSI Solar issued an additional 81,158,500 shares at the IPO price of RMB11.10 per share to cover over-allotments. As a result, CSI Solar raised an aggregate of RMB6.9 billion (approximately US$975 million) in gross proceeds from the IPO. After deducting the offering expenses of RMB278 million, the net proceeds from the IPO were RMB6.6 billion (approximately US$925 million). CSI Solar issued a total of 622,217,324 shares, representing approximately 17% of the 3,688,217,324 shares outstanding after the IPO. Following the exercise of the over-allotment option, Canadian Solar owns approximately 62% of CSI Solar.

On August 17, 2023, Canadian Solar announced e-STORAGE, which is part of its majority-owned subsidiary CSI Solar, will deliver 1,200 MWh of energy storage solutions to the Company’s wholly-owned subsidiary Recurrent Energy Papago energy storage project in Arizona. Construction of the project is expected to begin in the third quarter of 2024, with commercial operation expected in the second quarter of 2025. The project will utilize e-STORAGE’s SolBank products and e-STORAGE will provide O&M services and a performance guarantee under a 20-year long-term service agreement.

On August 9, 2023, Canadian Solar announced the signing of a multi-year module supply agreement with EDF Renewables North America to deliver up to 7 GW of high-efficiency N-type TOPCon solar modules, which will be produced at Canadian Solar’s new factory in Mesquite, Texas. Under the agreement, Canadian Solar will supply its TOPCon solar modules to support EDF Renewables’ project pipeline in the U.S. between 2024 and 2030.

On July 19, 2023, Canadian Solar announced its majority-owned subsidiary CSI Solar entered into a multi-year investment agreement with the municipal government of Hohhot, in Inner Mongolia, China, to invest in 20 GW of ingot, 40 GW of crucible, 10 GW of wafer, 10 GW of cell, 5 GW of module and 5 GW of ancillary products manufacturing capacities as the initial phase of the agreement. The ingot capacity is expected to commence production in March 2024, and the remaining capacities are expected to start production in the second half of 2024. Total capital expenditures for the initial phase of this investment are expected to be around RMB11.5 billion (approximately US$1.6 billion), most of which will occur in 2024.

On July 10, 2023, Canadian Solar and its majority-owned subsidiary CSI Solar announced the rebranding of e-STORAGE, CSI Solar’s utility-scale battery energy storage subsidiary and platform. Through e-STORAGE, Canadian Solar will accelerate its growth in the global energy storage market by operating e-STORAGE as a distinct business unit under CSI Solar. e-STORAGE launches with nearly 26 GWh of energy storage projects in its total pipeline and over $1.7 billion of contracted revenues as of July 2023, up from $1 billion in January 2023. Previously, e-STORAGE operated under the name CSI Energy Storage.

On June 15, 2023, Canadian Solar announced the establishment of a solar PV module production facility in Mesquite, Texas. The plant will have an annual output of 5 GW, with an investment of over $250 million. The plant will create approximately 1,500 skilled jobs once it is fully ramped up. Production is expected to begin near the end of 2023.

On June 8, 2023, Canadian Solar announced its majority-owned subsidiary CSI Solar entered into an agreement with Unibal, a joint venture between Union Group and Capbal Limited, to deliver battery storage systems for two projects totaling 40 MWh in the United Kingdom. The projects are expected to reach commercial operation in the first quarter of 2024.

On May 22, 2023, Canadian Solar announced its majority-owned subsidiary CSI Solar entered into an agreement to deliver 49.5MW/99MWh of turnkey battery energy storage solutions to Cero Generation and Enso Energy for their 49.5MW/99MWh battery energy storage co-located with the Larks Green solar PV project in South Gloucestershire, United Kingdom. CSI Solar will also provide full commissioning and integration services for the projects, in addition to long-term operations and maintenance, warranties and performance guarantees. The projects covered by the agreement are expected to reach commercial operation in late 2024.

Conference Call Information

The Company will hold a conference call on Tuesday, August 22, 2023, at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., Tuesday, August 22, 2023, in Hong Kong) to discuss its second quarter 2023 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800-965-561 (toll-free from Hong Kong), 400-120-2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13740376. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 11:00 p.m. U.S. Eastern Daylight Time on Tuesday, September 5, 2023 (11:00 a.m., September 6, 2023, in Hong Kong) and can be accessed by +1-844-512-2921 (toll-free from the U.S.), or +1-412-317-6671 from international locations. The replay pin number is 13740376. A webcast replay will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 22 years, Canadian Solar has successfully delivered over 102 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected over 9 GWp of solar power projects and over 3 GWh of battery storage projects across the world. Currently, the Company has approximately 700 MWp of solar power projects in operation, 8 GWp of projects under construction or in backlog (late-stage), and an additional 17 GWp of projects in advanced and early-stage pipeline. In addition, the Company has a total battery storage project development pipeline of 52 GWh, including approximately 2 GWh under construction or in backlog, and an additional 50 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 18, 2023. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of June 30, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$2,013,993	$360,045	$(10,015)	$2,364,023
Cost of revenues	1,726,154	201,981	(4,686)	1,923,449
Gross profit	287,839	158,064	(5,329)	440,574
Gross margin	14.3%	43.9%	—	18.6%
Income from operations (2)	$119,384	$122,190	$(17,451)	$224,123

Supplementary Information:
Interest expense (3)	$(15,833)	$(12,824)	$(1,798)	$(30,455)
Interest income (3)	7,550	1,905	1	9,456

Cash and cash equivalents	$1,607,189	$395,417	$8,819	$2,011,425
Restricted cash – current and noncurrent	1,227,340	11,374	—	1,238,714
Non-recourse borrowings	—	296,668	—	296,668
Other short-term and long-term borrowings	1,735,482	881,059	—	2,616,541

	Select Financial Data – CSI Solar and Recurrent Energy
	Six Months Ended June 30, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$3,723,723	$380,097	$(38,516)	$4,065,304
Cost of revenues	3,120,275	214,824	(28,370)	3,306,729
Gross profit	603,448	165,273	(10,146)	758,575
Gross margin	16.2%	43.5%	—	18.7%
Income from operations (2)	$288,842	$106,985	$(26,100)	$369,727

Supplementary Information:
Interest expense (3)	$(29,421)	$(17,889)	$(3,593)	$(50,903)
Interest income (3)	14,027	3,357	28	17,412

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of June 30, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,816,410	$553,984	$(56,208)	$2,314,186
Cost of revenues	1,526,755	473,979	(57,598)	1,943,136
Gross profit	289,655	80,005	1,390	371,050
Gross margin	15.9%	14.4%	—	16.0%
Income from operations (2)	$62,393	$55,679	$(1,955)	$116,117

Supplementary Information:
Interest expense (3)	$(12,415)	$(5,507)	$(1,787)	$(19,709)
Interest income (3)	3,955	261	—	4,216

Cash and cash equivalents	$606,252	$420,118	$27,197	$1,053,567
Restricted cash – current and noncurrent	889,745	5,042	—	894,787
Non-recourse borrowings	36,595	263,586	—	300,181
Other short-term and long-term borrowings	1,348,771	652,747	—	2,001,518

	Select Financial Data – CSI Solar and Recurrent Energy
	Six Months Ended June 30, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$3,026,404	$646,950	$(108,819)	$3,564,535
Cost of revenues	2,560,920	549,109	(97,435)	3,012,594
Gross profit	465,484	97,841	(11,384)	551,941
Gross margin	15.4%	15.1%	—	15.5%
Income from operations (2)	$94,291	$54,668	$(17,327)	$131,632

Supplementary Information:
Interest expense (3)	$(24,405)	$(7,036)	$(3,570)	$(35,011)
Interest income (3)	6,857	1,571	—	8,428

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of business segment operating performance.

(2) Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

(3) Represents interest expenses payable to and interest income earned from third parties.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended June 30, 2023	Three Months Ended March 31, 2023	Three Months Ended June 30, 2022

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$1,722,687	$1,454,876	$1,350,495
Solar system kits	216,867	133,587	150,765
Utility-scale battery storage	13,438	9,815	227,438
Residential battery storage	1,451	4,995	—
EPC and others	49,535	77,956	31,504
Subtotal	2,003,978	1,681,229	1,760,202
Recurrent Energy Revenues:
Solar and battery storage projects	338,487	4,621	540,056
O&M and asset management services	13,408	8,687	7,745
Electricity sales and others	8,150	6,744	6,183
Subtotal	360,045	20,052	553,984
Total net revenues	$2,364,023	$1,701,281	$2,314,186

	Select Financial Data - CSI Solar and Recurrent Energy
	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$3,177,563	$2,313,540
Solar system kits	350,454	241,221
Utility-scale battery storage	23,253	309,938
Residential battery storage	6,446	—
EPC and others	127,491	52,886
Subtotal	3,685,207	2,917,585
Recurrent Energy Revenues:
Solar and battery storage projects	343,108	618,448
O&M and asset management services	22,095	15,693
Electricity sales and others	14,894	12,809
Subtotal	380,097	646,950
Total net revenues	$4,065,304	$3,564,535

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Net revenues	$2,364,023	$1,701,281	$2,314,186	$4,065,304	$3,564,535
Cost of revenues	1,923,449	1,383,280	1,943,136	3,306,729	3,012,594
Gross profit	440,574	318,001	371,050	758,575	551,941

Operating expenses:
Selling and distribution expenses	87,686	88,371	158,017	176,057	266,862
General and administrative expenses	139,571	78,648	87,920	218,219	150,730
Research and development expenses	23,137	17,307	18,050	40,444	31,330
Other operating income, net	(33,943)	(11,929)	(9,054)	(45,872)	(28,613)
Total operating expenses	216,451	172,397	254,933	388,848	420,309

Income from operations	224,123	145,604	116,117	369,727	131,632
Other income (expenses):
Interest expense	(30,455)	(20,448)	(19,709)	(50,903)	(35,011)
Interest income	9,456	7,956	4,216	17,412	8,428
Gain (loss) on change in fair value of derivatives, net	(23,775)	7,601	(4,869)	(16,174)	(29,607)
Foreign exchange gain (loss), net	57,532	(20,860)	11,333	36,672	39,195
Investment income, net	1,955	8,380	6,984	10,335	1,460
Total other income (expenses)	14,713	(17,371)	(2,045)	(2,658)	(15,535)

Income before income taxes and equity in earnings of affiliates	238,836	128,233	114,072	367,069	116,097
Income tax expense	(46,019)	(28,715)	(27,731)	(74,734)	(22,548)
Equity in earnings of affiliates	4,719	7,311	2,214	12,030	3,940
Net income	197,536	106,829	88,555	304,365	97,489

Less: Net income attributable to non-controlling interests	27,566	23,117	14,093	50,683	13,820

Net income attributable to Canadian Solar Inc.	$169,970	$83,712	$74,462	$253,682	$83,669

Earnings per share - basic	$2.62	$1.30	$1.16	$3.92	$1.30
Shares used in computation - basic	64,912,928	64,517,935	64,262,556	64,716,522	64,146,383
Earnings per share - diluted	$2.39	$1.19	$1.07	$3.58	$1.21
Shares used in computation - diluted	71,689,925	71,424,749	71,103,568	71,571,041	71,067,215

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Net Income	$197,536	$106,829	$88,555	$304,365	$97,489
Other comprehensive income (loss):
Foreign currency translation adjustment	(68,507)	23,250	(126,367)	(45,257)	(118,856)
Gain (loss) on changes in fair value of available-for-sale debt securities, net of tax	(1,050)	339	229	(711)	229
Gain (loss) on interest rate swap, net of tax	(67)	(105)	160	(172)	350
Share of gain (loss) on changes in fair value of derivatives of affiliate, net of tax	503	(610)	—	(107)	—
Comprehensive income (loss)	128,415	129,703	(37,423)	258,118	(20,788)
Less: comprehensive income (loss) attributable to non-controlling interests	3,690	25,162	(3,960)	28,852	(2,833)
Comprehensive income (loss) attributable to Canadian Solar Inc.	$124,725	$104,541	$(33,463)	$229,266	$(17,955)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$2,011,425	$981,434
Restricted cash	1,234,008	978,116
Accounts receivable trade, net	1,266,608	970,950
Accounts receivable, unbilled	65,282	57,770
Amounts due from related parties	71,249	48,614
Inventories	1,532,149	1,524,095
Value added tax recoverable	186,349	158,773
Advances to suppliers, net	333,182	253,484
Derivative assets	7,637	17,516
Project assets	339,916	385,964
Prepaid expenses and other current assets	269,228	267,941
Total current assets	7,317,033	5,644,657
Restricted cash	4,706	9,953
Property, plant and equipment, net	2,000,396	1,826,643
Solar power systems, net	612,518	364,816
Deferred tax assets, net	219,367	229,226
Advances to suppliers, net	140,430	65,352
Investments in affiliates	159,486	115,784
Intangible assets, net	13,942	17,530
Project assets	347,012	438,529
Right-of-use assets	146,364	103,600
Amounts due from related parties	35,423	33,489
Other non-current assets	201,973	187,549
TOTAL ASSETS	$11,198,650	$9,037,128

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2023	2022
Current liabilities:
Short-term borrowings	$1,899,055	$1,443,816
Accounts payable	770,606	805,300
Short-term notes payable	1,703,615	1,493,399
Amounts due to related parties	11,306	89
Other payables	798,032	853,040
Advances from customers	313,971	334,943
Derivative liabilities	18,113	25,359
Operating lease liabilities	10,693	9,810
Other current liabilities	477,091	293,012
Total current liabilities	6,002,482	5,258,768
Long-term borrowings	1,014,154	813,406
Convertible notes	226,695	225,977
Liability for uncertain tax positions	5,730	5,730
Deferred tax liabilities	68,457	66,630
Loss contingency accruals	7,150	5,000
Operating lease liabilities	75,707	25,714
Other non-current liabilities	357,001	329,209
TOTAL LIABILITIES	7,757,376	6,730,434
Equity:
Common shares	835,543	835,543
Additional paid-in capital	241,557	1,127
Retained earnings	1,529,202	1,275,520
Accumulated other comprehensive loss	(158,782)	(170,551)
Total Canadian Solar Inc. shareholders’ equity	2,447,520	1,941,639
Non-controlling interests	993,754	365,055
TOTAL EQUITY	3,441,274	2,306,694
TOTAL LIABILITIES AND EQUITY	$11,198,650	$9,037,128

Canadian Solar Inc.

Unaudited Condensed Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2023	2022	2023	2022
Operating Activities:
Net income	$197,536	$106,829	$88,555	$304,365	$97,489
Adjustments to reconcile net income to net cash provided by operating activities	190,634	67,738	57,852	258,372	173,944
Changes in operating assets and liabilities	(98,611)	(127,395)	146,857	(226,006)	181,130
Net cash provided by operating activities	289,559	47,172	293,264	336,731	452,563

Investing Activities:
Purchase of property, plant and equipment	(283,065)	(233,032)	(147,629)	(516,097)	(235,629)
Purchase of solar power systems	(36,329)	(109,866)	—	(146,195)	(101)
Other investing activities	(17,927)	(11,083)	(8,056)	(29,010)	(10,825)
Net cash used in investing activities	(337,321)	(353,981)	(155,685)	(691,302)	(246,555)

Financing Activities:
Net proceeds from subsidiary’s public offering of ordinary shares	803,645	—	—	803,645	—
Other financing activities	547,492	379,749	212,743	927,241	440,354
Net cash provided by financing activities	1,351,137	379,749	212,743	1,730,886	440,354
Effect of exchange rate changes	(128,769)	33,090	(95,453)	(95,679)	(132,290)
Net increase in cash, cash equivalents and restricted cash	1,174,606	106,030	254,869	1,280,636	514,072
Cash, cash equivalents and restricted cash at the beginning of the period	$2,075,533	$1,969,503	$1,693,485	$1,969,503	$1,434,282
Cash, cash equivalents and restricted cash at the end of the period	$3,250,139	$2,075,533	$1,948,354	$3,250,139	$1,948,354